INNOVARO, INC.

August 30, 2024

Filed on the EDGAR System

Dorrie Yale

Office of Real Estate and Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	Innovaro, Inc.
Registration Statement on Form 10
File No. 000-56675
Application for Withdrawal of Entire Registration Statement

Dear Ms. Yale:

The undersigned respectfully requests to withdraw the above referenced entire registration statement, and for grounds on which this application is made, states as follows:

The registration statement has not become effective by lapse of time.

The content of the registration statement does not conform to or satisfy the requirements of Form 10, in that, among possible other deficiencies, the required financial statements are not included.

The registrant’s business and affairs are subject to change such that the information in the registration statement is obsolete.

Very truly yours,

/s/ Kenneth D. Bland

Kenneth D. Bland

President